[logo] PIONEER
       Investments(R)



                                            September 24, 2001



VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:  Mr. Dominic Minore

Ladies and Gentlemen:

        Re: Pioneer Mid-Cap Value Fund
            Application to withdraw post-effective amendment to Registration Statement on Form N-1A
            (File Nos. 33-34801 and 811-06106)

        Pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended, Pioneer Mid-Cap Value Fund (the "Registrant") hereby applies for withdrawal of post-effective amendment No. 18 (the "Amendment") to its Registration Statement on Form N-1A filed on August 9, 2001 (accession
No. 0001016964-01-500111).

        The Amendment was mistakenly transmitted under the 486BPOS submission type applicable to closed-end investment companies. The Registrant, an open-end investment company, has refiled the Amendment under the correct form type and subsequently transmitted an application, dated September 18, 2001, to withdraw the Amendment on September 21, 2001 (accession No. 0001016964-01-500206).

        Kindly forward any questions about this application to David C. Phelan, Esq., of Hale and Dorr LLP at (617) 526-6372.

                                            PIONEER MID-CAP VALUE FUND



                                            By:  /s/ Dorothy E. Bourassa
                                            Dorothy E. Bourassa
                                            Assistant Secretary



Pioneer Investment Management, Inc.
60 State Street
Boston, MA  02109-1820



 "Member of the UniCredito Italiano Banking Group, Register of Banking Groups."